UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

OHIO LEGACY CORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

677399 10 7

(CUSIP Number)

L. DWIGHT DOUCE, PRESIDENT AND CHIEF EXECUTIVE OFFICER

OHIO LEGACY CORP

305 W. LIBERTY ST.

WOOSTER, OH 44691

330-263-1955

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 677399 10 7

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

L. DWIGHT DOUCE, 305 W LIBERTY STREET, WOOSTER, OH 44691

PRESIDENT AND CEO, OHIO LEGACY CORP, NO CRIMINAL PROCEEDINGS, NO CIVIL PROCEEDINGS

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization US CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 70,050 8. Shared Voting Power — 9. Sole Dispositive Power 70,050 10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,083

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

THIS SCHEDULE 13D RELATES TO THE COMMON SHARES, WITHOUT PAR VALUE, OF OHIO LEGACY CORP, 305 WEST LIBERTY STREET, WOOSTER, OH, 44691.

Item 2.    Identity and Background

REFERENCE HEREBY MADE TO (1) AND (6) ON THE COVER PAGE.

Item 3.    Source and Amount of Funds or Other Consideration

REFERENCE HEREBY MADE TO (4) ON THE COVER PAGE. AGGREGATE AMOUNT OF BENEFICIAL HOLDINGS INCLUDES 38,033 COMMON SHARES UNDERLYING EXERCISABLE WARRANTS AND OPTIONS.

Item 4.    Purpose of Transaction

SHARES ACQUIRED FOR THE PURPOSE OF PERSONAL INVESTMENT.

Item 5.    Interest in Securities of the Issuer

ON FEBRUARY 18, 2004, OPTIONS TO PURCHASE 1,667 COMMON SHARES OF THE ISSUER VESTED AND BECAME EXERCISABLE. ADDITIONALLY, REFERENCE HEREBY MADE TO (7), (11) AND (13) ON THE COVER PAGE.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.    Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 20, 2004

Date

/S/ L. DWIGHT DOUCE

Signature

L. DWIGHT DOUCE, PRESIDENT AND CEO

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm Last update: 12/05/2002